

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2015

Man San Law
Chief Executive Officer
500.com Limited
500.com Building
Shenxianling Sports Center
Longgang District, Shenzhen 518115
The People's Republic of China

> **Re:** **500.com Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 001-36206**

Dear Mr. Law:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. In January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. To the extent that the discussion draft may be material to you or your operations please disclose the discussion draft, including how the proposed changes may impact your operations. In this regard, we note that neither the Risk Factors section on page 6 nor the Regulation of Our Industry section on page 54 reference or discuss this new proposed legislation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Chris Lin
        Simpson Thacher & Bartlett